Exhibit 99.1

JG Gulf Coast Town Center, LLC Financial Statements as of December 31, 2011 and 2010, and for Each of the Three Years in the Period Ended December 31, 2011, and Independent Auditors' Report

JG GULF COAST TOWN CENTER, LLC
TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS:

Balance Sheets as of December 31, 2011 and 2010	2

Statements of Operations for the Years Ended December 31, 2011, 2010, and 2009	3

Statements of Members' Deficit for the Years Ended December 31, 2011, 2010, and 2009	4

Statements of Cash Flows for the Years Ended December 31, 2011, 2010, and 2009	5

Notes to Financial Statements	6-9

INDEPENDENT AUDITORS' REPORT
To the Members of
JG Gulf Coast Town Center, LLC:
We have audited the accompanying balance sheets of JG Gulf Coast Town Center, LLC (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations, members' deficit, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 30, 2012

JG GULF COAST TOWN CENTER, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

REAL ESTATE ASSETS:
Land	$16,697,279	$16,697,279
Buildings, improvements, and equipment	181,039,574	180,961,217
Less accumulated depreciation	(35,501,752)	(28,427,895)

Real estate assets — net	162,235,101	169,230,601

CASH	1,207,111	2,483,431

TENANT RECEIVABLES — net of allowance for doubtful
accounts of $45,729 in 2011 and $40,421 in 2010	2,149,313	1,777,022

MORTGAGE ESCROWS	2,328,329	1,790,173

DEFERRED LEASING COSTS — Net	1,651,506	1,945,946

DEFERRED FINANCING COSTS — Net	1,073,534	1,274,503

OTHER ASSETS	398,329	387,106

TOTAL	$171,043,223	$178,888,782

LIABILITIES AND MEMBERS' DEFICIT

MORTGAGE AND OTHER NOTES PAYABLE	$190,800,000	$202,360,980

ACCRUED INTEREST PAYABLE	906,281	908,053

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES	1,648,835	1,264,982

MEMBERS' DEFICIT	(22,311,893)	(25,645,233)

TOTAL	$171,043,223	$178,888,782

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009

REVENUES:
Minimum rents	$11,975,669	$12,094,756	$12,793,328
Percentage rents	1,117,068	955,128	899,349
Other rental income	199,423	174,897	176,939
Tenant reimbursements	6,358,554	7,345,685	7,351,342
Other income	2,203	10,770	3,828

Total revenues	19,652,917	20,581,236	21,224,786

EXPENSES:
Property operating	4,555,931	4,620,328	5,098,203
Depreciation and amortization	7,910,068	8,366,650	7,724,862
Real estate taxes	1,612,067	1,964,178	1,773,651
Management fees	423,773	450,584	443,715
Maintenance and repairs	999,271	1,011,214	1,144,387

Total expenses	15,501,110	16,412,954	16,184,818

INCOME FROM OPERATIONS	4,151,807	4,168,282	5,039,968

INTEREST INCOME	228	2,572	5,851

INTEREST EXPENSE	(11,132,332)	(11,154,404)	(11,242,433)

NET LOSS	$(6,980,297)	$(6,983,550)	$(6,196,614)

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF MEMBERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

BALANCE — December 31, 2008	$(13,584,876)

Contributions by members	6,352,306

Distributions to members	(614,175)

Net loss	(6,196,614)

BALANCE — December 31, 2009	(14,043,359)

Contributions by members	19,200

Distributions to members	(4,637,524)

Net loss	(6,983,550)

BALANCE — December 31, 2010	(25,645,233)

Contributions by members	12,454,958

Distributions to members	(2,141,321)

Net loss	(6,980,297)

BALANCE — December 31, 2011	$(22,311,893)

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,980,297)	$(6,983,550)	$(6,196,614)
Adjustments to reconcile net loss to net cash provided
by operating activities:
Depreciation and amortization	7,910,068	8,366,650	7,724,862
Amortization of deferred finance costs	200,969	248,281	319,783
Amortization of landlord inducements	10,014	9,924	10,398
Provision for doubtful accounts	49,277	(15,576)	33,516
Changes in operating assets and liabilities:
Tenant receivables	(421,568)	(139,017)	(201,571)
Other assets	(21,237)	227,883	(16,255)
Accrued interest payable, accounts payable, and
other accrued liabilities	217,906	(58,827)	167,993
Net cash provided by operating activities	965,132	1,655,768	1,842,112

CASH FLOWS FROM INVESTING ACTIVITIES:
(Additions) reductions to cash held in escrow	(538,156)	5,308,383	(7,098,556)
Additions to real estate assets	(435,153)	(570,494)	(1,089,460)
Additions to other assets	—	—	(2,028)
Additions to deferred leasing costs	(20,800)	(94,175)	(55,833)
Net cash (used in) provided by investing activities	(994,109)	4,643,714	(8,245,877)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage and other notes payable	—	—	581,910
Repayment of construction loan	(11,560,980)	—	—
Additions to deferred financing costs	—	(17,342)	—
Contributions by members	12,454,958	19,200	6,352,306
Distributions to members	(2,141,321)	(4,637,524)	(614,175)
Net cash (used in) provided by financing activities	(1,247,343)	(4,635,666)	6,320,041

NET CHANGE IN CASH	(1,276,320)	1,663,816	(83,724)

CASH — Beginning of year	2,483,431	819,615	903,339

CASH — End of year	$1,207,111	$2,483,431	$819,615

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	10,933,135	10,905,908	10,930,891

Additions to real estate assets accrued but not yet paid	333,353	169,178	—

JG GULF COAST TOWN CENTER, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Organization - JG Gulf Coast Town Center, LLC (the “Company”) was formed in July 2003 for the purpose of developing, owning, and operating Gulf Coast Town Center, a regional open-air shopping center in Ft. Myers, FL. On April 27, 2005, JG Gulf Coast Member LLC and CBL/Gulf Coast, LLC, a 100% owned subsidiary of CBL & Associates Limited Partnership (“CBL”), formed a 50/50 joint venture when CBL/Gulf Coast, LLC was admitted to the Company as a 50% member. CBL/Gulf Coast, LLC contributed $40,334,978 in exchange for its 50% member interest. The Company then distributed that amount to JG Gulf Coast Member LLC as reimbursement of the aggregate acquisition and development costs incurred with respect to the project, which were previously paid by JG Gulf Coast Member LLC.
Under the terms of the joint venture agreement (the “Agreement”), CBL/Gulf Coast, LLC must provide any additional equity necessary to fund the development of the property, as well as fund up to an aggregate of $30,000,000 of operating deficits of the Company. Cash flows of the Company are distributed to the members in accordance with the priority of each member's capital account and, upon equalization between the members, cash flow will be shared equally.
As of December 31, 2011 and 2010, members' deficit of the Company was as follows:

	2011	2010
CBL/Gulf Coast, LLC	$(2,888,141)	$(9,711,630)
JG Gulf Coast Member, LLC	(19,423,752)	(15,933,603)

Total	$(22,311,893)	$(25,645,233)

The members' equity accounts included in the accompanying balance sheets were determined based on the initial contributions of each respective member being recorded at the carrying value of the contributed assets upon the formation of the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, the distribution of cash flows to the members is determined based on the priority of each member's capital account as set forth in the Agreement. There have been certain distributions to CBL/Gulf Coast, LLC, which for GAAP purposes were recorded at carryover basis and at fair value for purposes of determining the capital accounts in accordance with the Agreement. Accordingly, the capital accounts as determined in accordance with the Agreement differ from the capital accounts recorded in the accompanying balance sheets. As of December 31, 2011 and 2010, members' capital accounts as determined in accordance with the Agreement were as summarized in the table below. Capitalized terms not defined herein have the meaning set forth in the Agreement.

	2011	2010
CBL member’s accrued and unpaid interest return on mandatory contributions	$601,028	$299,283
CBL member’s unreturned mandatory contributions	14,664,791	3,420,136
The members can earn an 11% preferred return on any unreturned mandatory contributions.
In connection with obtaining the mortgage note payable discussed in Note 2, CBL guaranteed that the Company would complete construction and tenant improvement work related to certain leases. The total exposure under this guarantee was $6,000 and $503,358 as of December 31, 2011 and 2010, respectively. CBL's obligation is reduced as construction and tenant improvement work is completed.
Basis of Presentation - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).
Revenue Recognition - Fixed minimum rents from operating leases are recognized on a straight-line basis over the initial terms of the related leases. Certain tenants are required to pay percentage rent if their sales volumes exceed thresholds specified in their lease agreements. Percentage rent is recognized as revenue when the thresholds are achieved and the amounts become determinable.
The Company receives reimbursements from tenants for real estate taxes, insurance, common area maintenance, and other recoverable operating expenses as provided in the lease agreements. Tenant reimbursements are recognized as revenue in the period the related operating expenses are incurred. Tenant reimbursements related to certain capital expenditures are billed to tenants over periods of 5 to 15 years and are recognized as revenue in accordance with the underlying lease terms.
Real Estate Assets - Ordinary repairs and maintenance are expensed as incurred. Major replacements and improvements are capitalized. Depreciation is provided using the straight-line method over the estimated useful life of buildings and improvements (20 to 40 years) and equipment (5 to 10 years). Tenant improvements are capitalized and depreciated on a straight-line basis over the life of the related lease. Depreciation expense was $7,594,828, $8,043,197, and $7,445,835 for the years ended December 31, 2011, 2010, and 2009, respectively.
Carrying Value of Long-Lived Assets - The Company evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when its estimated future undiscounted cash flows are less than its carrying value. If it is determined that an impairment has occurred, the excess of the asset's carrying value over its estimated fair value will be charged to operations. There were no impairment charges for the years ended December 31, 2011, 2010, or 2009.
Deferred Leasing Costs - Deferred leasing costs include direct costs incurred to originate a lease and are amortized using the straight-line method over the terms of the related leases. Amortization expense was $315,240, $323,454, and $279,027 for the years ended December 31, 2011, 2010, and 2009, respectively. Accumulated amortization was $1,008,040 and $815,354 as of December 31, 2011 and 2010, respectively.
Deferred Financing Costs - Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized using the straight-line method to interest expense over the term of the mortgage note payable. Amortization expense was $200,969, $248,281, and $319,783 for the years ended December 31, 2011, 2010, and 2009, respectively. Accumulated amortization was $1,144,878 and $943,909 as of December 31, 2011 and 2010, respectively.
Other Assets -Other assets include landlord inducements to obtain leases and are amortized using the straight-line method as a reduction to minimum rents over the term of the related leases. Amortization expense was $10,014, $9,924, and $10,398 for the years ended December 31, 2011, 2010, and 2009, respectively. Accumulated amortization was $42,768 and $32,755 as of December 31, 2011 and 2010, respectively.
Income Taxes - No provision has been made for federal and state income taxes since these taxes are the responsibility of the members.
Other Income - Other income includes commissions and other miscellaneous customer and tenant receipts.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value Measurements - The Company has categorized its financial assets and financial liabilities that are recorded at fair value into a hierarchy based on whether the inputs to valuation techniques are observable or unobservable. The fair value hierarchy contains three levels of inputs that may be used to measure fair value as follows:
Level 1 - Inputs represent quoted prices in active markets for identical assets and liabilities as of the measurement date.
Level 2 - Inputs, other than those included in Level 1, represent observable measurements for similar instruments in active markets, or identical or similar instruments in markets that are not active, and observable measurements or market data for instruments with substantially the full term of the asset or liability.
Level 3 - Inputs represent unobservable measurements, supported by little, if any, market activity, and require considerable assumptions that are significant to the fair value of the asset or liability. Market valuations must often be determined using discounted cash flow methodologies, pricing models, or similar techniques based on the Company's assumptions and best judgment.
As of December 31, 2011 and 2010, no assets or liabilities were measured at fair value on a recurring or nonrecurring basis. The carrying values of cash, tenant receivables, accounts payable, and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.
2.    MORTGAGE AND OTHER NOTES PAYABLE
The Company has a non-recourse, commercial mortgage-backed securities loan from KeyBank National Association (“Keybank”), acting in the capacity of the servicer of the loan (the “Servicer”) in the amount of $190,800,000. The loan matures in July 2017 and bears interest at a fixed rate of 5.601%. The monthly payments of $890,559 are interest only with a balloon payment of $190,800,000, plus unpaid interest due on the maturity date. The mortgage note payable is collateralized by the shopping center properties and assignment of all leases.
The mortgage note agreement contains, among other covenants, restrictions on incurrence of indebtedness and transfers and sales of assets. It also requires that a minimum debt service coverage ratio be maintained for the purpose of establishing a cash management account with the Servicer. As of December 31, 2011 and 2010, the Company did not meet the minimum required debt service coverage ratio and, as a result, the Company has placed the property under a cash management agreement with the Servicer. In addition, the Company was required to fund certain escrow reserves as required under the mortgage note agreement, until such time that the Company meets the required minimum debt service coverage ratio. Under the cash management agreement, the Servicer controls the Company's cash account and, on a monthly basis, releases any excess cash to the Company after the monthly debt service and escrow funding amounts have been received. The Company's net operating cash flows were sufficient to meet its debt service requirements for the years ended December 31, 2011, 2010, and 2009.
In connection with the origination of the note payable, the Company was required to obtain an Additional Collateral Letter of Credit for the benefit of KeyBank. The letter of credit was required to provide KeyBank with additional collateral if the rental income to be received by the Company under a certain tenant lease was less than an amount specified in the note payable. The amount of the letter of credit is reduced as the tenant's sales exceed certain thresholds. During 2009, the letter of credit expired and the Company deposited cash in escrow with the Servicer in the amount of $4,590,503 as a replacement of the letter of credit. In March 2010, the Company obtained a letter of credit issued by Wells Fargo for the amount specified in the note payable and the $4,590,503 escrow deposit was refunded to the Company. In August 2011, the letter of credit requirement was reduced to $2,169,548 resulting from certain thresholds being met related to the tenant's sales. The amount of the letter of credit was $2,169,548 and $4,590,503 as of December 31, 2011 and 2010, respectively.
In May 2008, the Company obtained a recourse construction loan with total capacity of $11,775,000 for the development of Gulf Coast Town Center Phase III (“Phase III”) with KeyBank at a variable interest rate of 150 basis points over the one month London InterBank Offered Rate. The construction loan was collateralized by Phase III and the assignment of its leases. The Company repaid the outstanding balance of the construction loan of $11,560,980 in April 2011 upon maturity.
The fair value of mortgage and other notes payable was $188,742,639 and $179,162,404 at December 31, 2011 and 2010, respectively. The fair value was calculated by discounting future cash flows for the notes payable using an estimated market rate of 5.83% and 8.0% at December 31, 2011 and 2010, respectively.
3.    RENTAL INCOME UNDER OPERATING LEASES
The Company receives rental income by leasing space under operating leases. Future minimum rents scheduled to be received under noncancelable tenant leases at December 31, 2011, are as follows:

Years Ending December 31,
2012	$12,174,840
2013	12,133,684
2014	12,266,167
2015	12,251,973
2016	10,362,618
Thereafter	28,056,929

Total	$87,246,211
4.    RELATED-PARTY TRANSACTIONS
The Company is party to a management agreement with CBL & Associates Management, Inc. (“CBL Management”), which is controlled by affiliates of CBL/Gulf Coast, LLC, to manage the properties. The agreement provides for the Company to pay CBL Management a management fee based on revenues collected. Total management fee expenses were $392,623, $414,607, and $425,932 for the years ended December 31, 2011, 2010, and 2009, respectively.
The management agreement provides for the Company to pay monthly leasing fees to CBL Management based on rent collected from temporary tenants and sponsorship branding fees, as well as replacement tenant leasing commissions. The total leasing and sponsorship branding fees for the years ended December 31, 2011, 2010, and 2009, were $35,950, $86,954, and $17,783, respectively.
Amounts payable to CBL Management as of December 31, 2011 and 2010, were $38,828 and $59,327, respectively.
The entity that provides security, maintenance, cleaning, and background music services for the Company is a subsidiary of CBL. The Company recognized expenses of $695,395, $729,114, and $710,310 for services provided by the subsidiary for the years ended December 31, 2011, 2010, and 2009, respectively. The Company had a payable to the subsidiary of $17,904 and $0 as of December 31, 2011 and 2010, respectively.
A wholly-owned subsidiary of CBL Management leases equipment, including computers, to the Company. The Company recognized $23,488, $29,588, and $31,291 of expenses for services provided by the subsidiary for the years ended December 31, 2011, 2010, and 2009, respectively. The Company had no amounts due to the subsidiary as of December 31, 2011 and 2010.
Certain officers of CBL collectively have a significant but non-controlling interest in a construction company that provides construction and development services to the Company. Charges for services provided by the construction company for the years ended December 31, 2011, 2010, and 2009, were $0, $0, and $38,782, respectively. The Company had no amounts payable due to the construction company as of December 31, 2011 and 2010.
Certain officers of CBL have a significant noncontrolling interest in Electrical and Mechanical Group, Inc. (“EMG), which provides maintenance services to the Company. Charges for services provided by EMG for the years ended December 31, 2011, 2010, and 2009, were $0, $12,365, and $0, respectively.
Property Taxperts, LLC (“Taxperts”), a wholly owned subsidiary of CBL Management, provides consulting for and negotiation of reductions for real estate taxes. The Company recognized expenses of $54,584, $22,330, and $79,873 for services provided by Taxperts for the years ended December 31, 2011, 2010 and 2009, respectively. The Company had no amounts due to Taxperts as of December 31, 2011 and 2010.
5.    SUBSEQUENT EVENTS
The Company evaluated subsequent events through March 30, 2012, the date the financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the issuance of this report that would require adjustment to, or disclosure in, the financial statements.

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